Volcon, Inc.

3121 Eagles Nest, Suite 120

Round Rock, TX 78665

September 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Gregory Herbers, Office of Manufacturing

Re:	Volcon, Inc.
Registration Statement on Form S-1
Filed September 13, 2022
File No. 333-267404

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Volcon, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on September 23, 2022, or as soon as thereafter practicable.

If you have any questions, please do not hesitate to call Greg Endo, Chief Financial Officer at (972) 679-7964 or Amy Curtis at Holland & Knight at (214) 969-1763.

Very truly yours,

VOLCON, INC.

By: /s/ Greg Endo

Name: Greg Endo

Title: Chief Financial Officer

cc:	Amy Curtis, Counsel
Jordan Davis, Chief Executive Officer